U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

S.A.C. Capital Management, LLC
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   (Last)                           (First)             (Middle)

72 Cummings Point Road
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                                    (Street)

Stamford                            CT                   06902
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   (City)                           (State)              (Zip)
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2.   Issuer Name and Ticker or Trading Symbol

Sonus Pharmaceuticals, Inc. ("SNUS")
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3.   IRS Identification Number of Reporting Person, if an entity (Voluntary)


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4.   Statement for Month/Day/Year

11/18/2002
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5.   If Amendment, Date of Original (Month/Day/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)

                           ------------------------
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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [ ]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                               5.
                                                                                               Amount of        6.
                                                                 4.                            Securities       Owner-
                         2.          2A.            3.           Securities Acquired (A) or    Beneficially     ship
                         Trans-      Deemed         Trans-       Disposed of (D)               Owned            Form:     7.
                         action      Execution      action       (Instr. 3, 4 and 5)           Following        Direct    Nature of
                         Date        Date, if any   Code         ----------------------------- Reported         (D) or    Indirect
1.                       (Month/     (Month/        (Instr. 8)                (A)              Transaction(s)   Indirect  Beneficial
Title of Security        Day/        Day/           ----------     Amount     or      Price    (Instr. 3        (I)       Ownership
(Instr. 3)               Year)       Year)          Code    V                 (D)              and 4)           (Instr.4) (Instr. 4)
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
Common Stock, par value  11/14/02                   P              72,600     A      $1.7917   1,541,052        I         (1)
$0.001 per share
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(Over)



Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
================================================================================

                                                                                5.                                  7.
                                                                                Number of                           Title and Amount
                                                                                Derivative      6.                  of Underlying
                                                                     4.         Securities      Date                Securities
                               2.                       3A.          Trans-     Acquired (A)    Exercisable and     (Instr. 3 and 4)
                               Conver-                  Deemed       action     or Disposed     Expiration Date     ----------------
1.                             sion or     3.           Execution    Code       of(D)           (Month/Day/Year)              Amount
Title of                       Exercise    Trans-       Date,        (Instr.    (Instr. 3,      ----------------              or
Derivative                     Price of    action Date  if any       8)         4 and 5)        Date     Expira-              Number
Security                       Derivative  (Month/      (Month/      ------     ------------    Exer-    tion                 of
(Instr. 3)                     Security    Day/Year)    Day/Year)    Code V     (A)   (D)       cisable  Date       Title     Shares
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

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====================================================================================================================================

[TABLE CONTINUED BELOW]

[CONTINUATION OF TABLE FROM ABOVE]

             9.
             Number of        10.
             Derivative       Ownership
             Securities       Form of         11.
8.           Beneficially     Derivative      Nature
Price of     Owned Follow-    Security        of Indirect
Derivative   ing Reported     Direct (D) or   Beneficial
Security     Transaction(s)   Indirect (I)    Ownership
(Instr. 5)   (Instr. 4)       (Instr. 4)      (Instr. 4)
---------------------------------------------------------

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=========================================================

Explanation of Responses:

(1) The securities to which this report relates are held by S.A.C. Capital Associates, LLC ("Associates") and S.A.C. Healthco Fund,
LLC ("Healthco"), limited liability companies of which the Reporting Person is an investment manager. Pursuant to investment agreements, the Reporting Person shares all investment and voting power with respect to the securities held by Associates and
Healthco. In accordance with Instruction 4(b)(iv) the entire amount of the Issuer's securities held by Associates and Healthco is reported herein. The transaction reported on herein was consummated by Associates. The Reporting Person disclaims any beneficial ownership of any of the Issuer's securities to which this report relates for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, except to the extent of its indirect pecuniary interest therein, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 16 or for any other purposes.

/s/ Peter Nussbaum                                          November 18, 2002
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      **Signature of Reporting Person                             Date

Peter Nussbaum
Authorized Person

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the form is filed by more than one reporting person, see Instruction
     4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.